Exhibit 99 a(5)(G)

Applied Therapeutics Shares Letter to Stockholders Recommending Tender of Shares Following Offer Expiration Extension

NEW YORK, January 29, 2026 – Applied Therapeutics, Inc. (Nasdaq: APLT) (the “Company” or “Applied”), a clinical-stage biopharmaceutical company dedicated to creating transformative treatments for rare diseases, today released the following letter to stockholders regarding the pending tender offer by AT2B, Inc. (“Purchaser”), an indirect wholly owned subsidiary of Cycle Group Holdings Limited (“Cycle”).

January 29, 2026

Dear Applied Therapeutics Stockholders,

As announced on December 11, 2025, we entered into a definitive agreement (the “Merger Agreement”) with Cycle, a United Kingdom-based company focused on rare genetic conditions in metabolic, immunology, urology and oncology, for Cycle to acquire the Company.

On January 29, 2026, Cycle announced that Purchaser has further extended the expiration date of its tender offer to purchase all of the outstanding shares of common stock, par value $0.0001 per share of the Company (the “Offer”) for (i) $0.088 per share, net to the seller in cash, without interest, plus (ii) one non-tradeable contingent value right per share (the “Offer Price”) until one minute following 11:59 p.m. Eastern Time on January 29, 2026 (the “Expiration Time”).

Our Board of Directors of the Company (the “Company Board”), including myself, remains fully committed to advancing govorestat, a potentially life-changing therapy for patients with Classic Galactosemia, CMT-SORD, and PMM2-CDG—three rare diseases with no FDA-approved treatments today. In pursuit of this mission, we have focused on exploring strategic alternatives to maximize value for our stockholders. After careful consideration, we believe that this merger represents the best path forward, aligning with our strategic efforts and bringing this important therapy closer to the patients who need it.

If less than the requisite percentage of the outstanding common shares of the Company are tendered, the Offer cannot be completed at the Expiration Time. If a sufficient number of shares are not tendered and the Offer cannot be completed, your investment may be exposed to significant risks, including the following:

•

Liquidation and Dissolution – if the Offer is not completed and the transaction with Cycle is terminated, the Company will likely pursue a wind-down of its operations or liquidation and the Company’s stockholders are not expected to receive any proceeds. The Company Board determined that the Offer Price is more favorable to the Company’s stockholders than the value expected to result from any other alternatives available to the Company, including a wind down proceeding. For more information please see the section titled

“Reasons for the Recommendation of the Board” under Item 4 of the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by the Company with the U.S. Securities and Exchange Commission on December 29, 2025, as amended on January 28, 2026 (as it may be amended or supplemented from time to time, the “Schedule 14D-9”);

•

Acceleration of Obligations Under Promissory Note – Cycle issued a promissory note to the Company (the “Promissory Note”) pursuant to which Cycle has advanced an aggregate of $8.5 million to the Company, bearing interest at a fixed rate equal to 24.0% per annum, with default interest of an additional 5.0% payable on demand during an event of default, and all outstanding amounts under the Promissory Note will immediately become due and payable if the Merger Agreement is terminated, which the Company will not be able to repay. If the Company fails to repay the Promissory Note when due, Cycle will be entitled to pursue all available remedies as an unsecured creditor under the Promissory Note;

•

Lack of Strategic Alternatives – prior to entering into the Merger Agreement with Cycle, the Company contacted numerous potential counterparties, and the Company Board, after a thorough review of possible alternative strategic alternatives reasonably available to the Company determined that the Offer and the transaction with Cycle represent the Company’s best reasonably available prospect for maximizing stockholder value. The Company has not received a proposal for an alternative strategic transaction since the Company signed the Merger Agreement with Cycle on December 11, 2025. The Company Board continues to recommend that stockholders tender their shares to Purchaser pursuant to the Offer. For more information, please see the section titled “Background of the Offer” under Item 4 of the Schedule 14D-9; and

•

Share Price Decline – if the Offer is not consummated, the trading price of the Company’s shares may decline, particularly to the extent the current market price reflects investor expectations that the Offer will be completed. There can be no assurance that the shares would recover or trade at levels comparable to the Offer consideration.

As such, I would like to reiterate the Company Board’s unanimous recommendation that stockholders should tender their shares to Purchaser pursuant to the Offer. The Company would like to remind stockholders to tender their shares prior to the Expiration Time and has included instructions on how to tender shares below.

Applied stockholders who have previously tendered their shares do not need to re-tender their shares or take any other action as a result of the extension of the Offer.

HOW TO TENDER YOUR SHARES

If you hold common shares of Applied through a broker, dealer, commercial bank, trust company or other nominee, instruct such broker or other nominee to tender your shares.

Please do so promptly to allow sufficient time to meet any broker processing deadlines before the Expiration Time. Do not wait until the Offer expires to tender your shares.

If you were unable to previously tender your shares due to process deadlines from your broker, you may now tender your shares during this Offer extension period (i.e., before the Expiration Time). Please act as soon as possible to ensure you can tender your shares on time.

Contact Information for commonly used brokers:

•	Call Schwab Brokerage Services at 800-435-4000

•	Call Fidelity Individual Investor at 877-208-0098

•	Call E-Trade Customer Service at 800-387-2331

•	Call Robinhood at 650-751-7789

•	To participate, please include the stock symbol for the offer (APLT) and the number of shares you would like to tender into the Offer.

•	If your broker is not listed above, please contact your broker’s customer service department and ask to speak with Corporate Actions. From there, you should be directed to someone who can help you.

Guaranteed Delivery Option

If you cannot submit your shares before the deadline, follow the “Guaranteed Delivery” procedures described in the tender offer materials to ensure your shares are accepted.

Additional Information

Full tender offer documents, including the Offer to Purchase and Letter of Transmittal, are available free of charge on the Company’s website and through the SEC’s EDGAR database.

Stockholders with questions about tendering their shares or to request documents and assistance may contact MacKenzie Partners, Inc. for assistance at 1-800-322-2885 (Applied stockholders call toll-free) or by email at tenderoffer@mackenziepartners.com.

YOUR TENDER MATTERS: TAKE ACTION AND TENDER TODAY.

We strongly encourage you to accept the offer by Purchaser to purchase your shares of the Company by tendering your shares of the Company by tendering your shares pursuant to the Offer prior to the Expiration Time. Regardless of how many shares of the Company you own, your tender matters.

Thank you for your support.

Sincerely,

Les Funtleyder

Interim Chief Executive Officer and Chief Financial Officer

About Cycle Pharmaceuticals

Cycle was founded in 2012 with the sole aim of delivering drug treatments and product support to the underserved rare disease community. Cycle focuses on rare genetic conditions in metabolic, immunology, urology, and oncology. In neurology, Cycle focuses on multiple sclerosis. Cycle is headquartered in Cambridge, UK and has offices in Detroit, Michigan. For more information, please visit www.cyclepharma.com and follow us on X, LinkedIn and Facebook.

About Applied Therapeutics

Applied Therapeutics is a clinical-stage biopharmaceutical company committed to the development of novel drug candidates against validated molecular targets in rare diseases. The Company’s lead drug candidate, govorestat, is a novel central nervous system (CNS) penetrant Aldose Reductase Inhibitor (ARI) for the treatment of CNS rare metabolic diseases, including Classic Galactosemia, Charcot-Marie-Tooth Sorbitol Dehydrogenase Deficiency (CMT-SORD) and phosphomannomutase 2 congenital disorder of glycosylation (PMM2-CDG). To learn more, please visit www.appliedtherapeutics.com and follow the company on X at @Applied_Tx.

Additional Information and Where to Find it

The tender offer referred to in this communication commenced on December 29, 2025 with the filing of a Schedule TO by Cycle and its acquisition subsidiary and a Schedule 14D-9 solicitation/recommendation statement by Applied. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares. THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 REGARDING THE OFFER, AS THEY MAY BE AMENDED FROM TIME TO TIME, CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY AND CONSIDERED BY APPLIED’S STOCKHOLDERS BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER. Both the tender offer statement and the solicitation/recommendation statement have been mailed to Applied’s stockholders free of charge.

A free copy of the tender offer statement and the solicitation/recommendation statement may be obtained by all stockholders of Applied by accessing https://ir.appliedtherapeutics.com/ or by contacting Investor Relations at appliedtherapeutics@argotpartners.com. In addition, the tender offer statement and the solicitation/recommendation statement (and all other documents filed with the SEC) will be available at no charge on the SEC’s website: www.sec.gov, upon filing with the SEC.

Forward-Looking Statements

This document includes forward-looking statements that are subject to risks, uncertainties, and other factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, statements regarding the proposed acquisition of Applied by Cycle, the expected timetable for completing the transaction, and Applied’s future financial or operating performance. These forward-looking statements typically can be identified by words such as “believe,” “expect,” “estimate,” “predict,” “target,” “potential,” “likely,” “continue,” “ongoing,” “could,” “should,” “intend,” “may,” “might,” “plan,” “seek,” “anticipate,” “project” and similar expressions, as well as variations or negatives of these words. Forward-looking statements include, without limitation, statements regarding the proposed acquisition of Applied by Cycle, similar transactions, prospective performance, future plans, events, expectations, objectives, opportunities, and the outlook for Applied; the expected timing of the completion of the transaction; the ability to complete the transaction considering the various closing conditions; and the accuracy of any assumptions underlying any of the foregoing. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties; accordingly, investors are cautioned not to place undue reliance on forward-looking statements. Actual results may differ materially due to several factors. Factors that could cause future results to differ materially include: risks associated with the timing of the closing of the proposed transaction, including the risks that a condition to closing would not be satisfied within the expected timeframe or at all or that the closing of the proposed transaction will not occur; uncertainties as to how many of Applied’s stockholders will tender their shares in the offer; the possibility that competing offers will be made; the occurrence of any event, change, or other circumstance that could give rise to the termination of the Merger Agreement, including circumstances requiring the Company to pay a termination fee pursuant to the Merger Agreement; the outcome of any legal proceedings that may be instituted against the parties and others related to the merger agreement; unanticipated difficulties or expenditures relating to the proposed transaction; the response of business partners to the announcement of the proposed transaction, and/or potential difficulties in employee retention as a result of the announcement and pendency of the proposed transaction; the possibility that the milestone payments related to the CVR will never be achieved and that no milestone payment may be made or if made the amount of such milestone payment made; the risk that any equityholder litigation in connection with the proposed transactions may result in significant costs of defense, indemnification and liability; Applied’s ability to successfully demonstrate the efficacy and safety of its drug or drug candidates, and the preclinical or clinical results for its product candidates, which may not support further development of such product candidates; comments, feedback and actions of regulatory agencies; Applied’s dependence on the successful clinical development, regulatory approval and commercialization of its product candidates; the inherent uncertainties associated with developing new products or technologies and operating as clinical stage company; the Company’s obligations under the Promissory Note and its ability to satisfy such obligations; the Company’s ability to receive loans from Cycle under the Promissory Note; the Company’s cash sufficiency and runway; and other risks identified in Applied’s SEC filings, including Applied’s’ Annual Report on Form 10-K for the year ended December 31, 2024, Quarterly Reports for the quarters ended March 31, 2025, June 30, 2025 and September 30, 2025 and subsequent filings with the SEC. Applied cautions you not to place undue reliance on any forward-looking statements, which speak only as of the date they are made. The forward-looking statements in this document speak only as of the date of this document. Applied undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments, or otherwise, except as may be required by applicable law.

Contacts

Investors:

Julie Seidel / Andrew Vulis

(212) 600-1902

appliedtherapeutics@argotpartners.com

Media:

media@appliedtherapeutics.com